9P 3/24

14049508

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

13220 California Street
(No. and street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Stastny (402) 918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9P 3/25

OATH OR AFFIRMATION

I, Robert J. Stastny affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn before me on the 27th day of February, 2014, the individual named above appeared before me and attested that the statements above are true, correct, and complete, to the best of his knowledge.

Notary Public in and for Douglas County
State of Nebraska
My Commission expires Sep 18, 2017

KIRK D SIMS JR
General Notary
State of Nebraska
My Commission Expires Sep 18, 2017

BancWest Investment Services, Inc.

(SEC ID. No. 8-44261)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2013, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

BANCWEST INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BancWest Investment Services, Inc.

We have audited the accompanying financial statements of BancWest Investment Services, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules I and II listed in the table of contents on page 13 are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2014

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH	$ 1,694,946
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	14,196
COMMISSION AND OTHER RECEIVABLES	3,930,355
TRADING SECURITY — At fair value	6,498,798
PREPAID EXPENSES	120,048
DEPOSIT WITH CLEARING ORGANIZATION	100,000
DEFERRED TAX ASSET	18,404
OTHER ASSETS	238,524
TOTAL ASSETS	$ 12,615,271

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commission and other payables to related party	$ 3,762,704
Accounts payable and other accrued expenses	177,180
Payable to clearing organization and insurance companies	51,766
Total liabilities	3,991,650
STOCKHOLDER'S EQUITY:	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid-in capital	5,765,800
Retained earnings	2,857,791
Total stockholder's equity	8,623,621
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,615,271

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2013

REVENUES:	
Commission	$31,408,659
Interest income	7,562
Other income	1,737,146
Total revenues	33,153,367
EXPENSES:	
Employee compensation and benefits	23,031,216
Management advisory fees agreement	(357,240)
Contracted services	4,405,182
Occupancy and equipment	2,687,727
Travel and entertainment	762,518
Exchange and clearance fees	570,533
Operational losses	454,381
Marketing	421,640
Fees and licenses	320,615
Postage and freight	192,795
Communications	165,008
Legal and professional	157,948
Supplies	88,131
Other	247,253
Total expenses	33,147,707
INCOME BEFORE TAXES	5,660
INCOME TAX BENEFIT	(26,028)
NET INCOME	$ 31,688

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2013	$ 30	$ 5,765,800	$ 2,826,103	$ 8,591,933
Net income			31,688	31,688
BALANCE — December 31, 2013	$ 30	$ 5,765,800	$ 2,857,791	$ 8,623,621

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2013

OPERATING ACTIVITIES:	
Net income	$ 31,688
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	35,844
Changes in operating assets and liabilities:	
Deferred income taxes	15,670
Increase in trading security	(778)
Increase in commission and other receivables	(1,056,192)
Increase in other assets	(79,456)
Decrease in prepaid expenses	177,827
Increase in commission and other payable to related party	514,701
Decrease in deferred revenue	(416,667)
Increase in accounts payable and other accrued expenses	86,250
Increase in payable to clearing organization	11,272
Net cash used in operating activities	(679,841)
NET DECREASE IN CASH	(679,841)
CASH — Beginning of year	2,374,787
CASH — End of year	$ 1,694,946
SUPPLEMENTAL DISCLOSURE:	
Income taxes paid — net (to Parent)	$ 80,072
Interest paid	$ -

See notes to financial statements.

1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission (SEC), a licensed investment advisor and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Corporation, which is a wholly owned subsidiary of BNP Paribas (BNPP) based in France.

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker dealer industry. The policies that materially affect the determination of financial position results of operations and cash flows are summarized below.

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were available to be issued, February 27, 2014, and determined that no subsequent events were required to be disclosed.

Use of Estimates — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term.

Cash — The Company considers deposits that can be redeemed on demand to be cash.

Cash Segregated under Federal and Other Regulations — The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the FINRA communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2013, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions and Other Receivables — Included in receivables are commissions related to securities transactions generated in 2013 and received in 2014. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

Trading Security — Trading security consists of a U.S. Treasury Bill. Such security is reported at fair value, with unrealized gains and losses included in the line item other income in the accompanying statement of operations, and is reported on a trade date basis.

Fair Value of Financial Instruments — The Company determines the fair market values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a complete discussion of the financial instrument at fair value.

Substantially all of the Company's financial statements are recorded at fair value or amounts that approximate fair value.

Revenue Recognition — Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities transactions occur.

The Company records Other Income that is allocated from the Parent as a result of Funds Transfer Pricing (FTP). FTP is an internal management system used by the Parent to allocate net interest margin. Revenue is calculated by the Parent and allocated to the Company based on cash balances in the clearing broker sweep account held at the Parent. The Company receives a fifty percent allocation from the Parent for the FTP revenue calculation.

Financial Instruments with Off Balance Sheet Risk — The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities. The clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

3. INCOME TAXES

The results of the Company operations are included in the consolidated state and federal tax return of Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2013:

Federal:	
Current	$ (10,844)
Deferred	28,957
	18,113
State:	
Current	(30,854)
Deferred	(13,287)
	(44,141)
Total benefit for income taxes	$ (26,028)

The difference between the federal statutory rate of 35.0% and the effective tax rate of -459.6% is primarily due to the state taxes. The state tax rate net of federal benefit is 5.6%.

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax asset at December 31, 2013, consists of the following:

Intangible assets	$ 17,453
Depreciation expense	1,559
State income and franchise taxes	(608)
Total deferred income tax assets	$ 18,404

4. RELATED-PARTY TRANSACTIONS

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), which are subsidiaries of BancWest Corporation. Within each branch of the Banks, a registered representative is present to provide services to customers. The Company has investment service agreements with the Banks. Pursuant to the investment service agreements, the Banks will pay rental fees, equipment, salaries, FINRA fees, contributions to pension plans, IT support fees, and other expenses on behalf of the Company. Such expenses are recorded based on the character of the expense with the remainder charged as management advisory fees or reimbursed for services provided. As consideration for these services, the Company compensates the Banks with 96.25% of the commission revenue earned. All expenses, other than a portion of employee compensation, benefits, exchange, and clearance fees, on the Statement of Operations are related to the investment service agreements. The Company was charged $22,812,242 and $7,480,747 for the year ended December 31, 2013, by Bank of the West and First Hawaiian Bank, respectively, for management advisory fees and related employee expenses. In fiscal year 2013, such charges exceed 96.25% of the commission revenue earned, resulting in a credit of $357,240 in management advisory fees agreement.

The following table sets forth the Company's related-party revenues and expenses for the year ended December 31, 2013:

Other income	$ 1,059,622
Total revenues	$ 1,059,622
Employee compensation and benefits	$21,516,037
Management advisory fee	(357,240)
Occupancy and equipment	2,645,903
Contracted services	4,275,782
Travel and entertainment	708,908
Postage and freight	190,591
Operational losses	98,068
Marketing	421,640
Fees and licenses	186,605
Legal and professional	135,078
Communications	155,923
Supplies	85,825
Other	229,869
Total expenses	$30,292,989

At December 31, 2013, the Company had cash, cash segregated under federal and other regulations, and a deferred tax asset with Bank of the West totaling $1,709,142 and $18,404, respectively. At December 31, 2013, the Company had accounts payable with the Banks in the amounts of $3,021,839 and $709,242, respectively.

5. FAIR VALUE OF ASSET

The Company uses fair value measurements to record fair value adjustments to its trading security. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading security.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The Company has one trading security at December 31, 2013, measured at fair value on a recurring basis considered a level 1 asset with a fair value of $6,498,798.

Fair value measurement for the trading asset is obtained from an independent pricing service and is based on quoted prices to identical instruments in active markets. There were no transfers between levels.

6. CONTINGENCIES

The Company has been named as a defendant in various legal actions arising from the conduct of its normal business activities. On the basis of the Company's current knowledge and understanding, the related loss contingencies are not both probable and reasonably estimable, therefore, no reserve has been established.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2013, the Company had net capital of $6,000,292, which was $5,723,953 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013, was .69 to 1.

* * * * * *

SUPPLEMENTAL INFORMATION

BANCWEST INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2013

STOCKHOLDER'S EQUITY	$ 8,623,621
NONALLOWABLE ASSETS:	
Other receivables	2,202,848
Other assets	386,492
Total nonallowable assets	2,589,340
HAIRCUTS ON SECURITIES	33,989
NET CAPITAL	$ 6,000,292
AGGREGATE INDEBTEDNESS (AI):	
Accrued commission and other payables to related party	$ 3,762,704
Accounts payable and other accrued expenses	330,622
Payable to clearing organization and insurance companies	51,766
TOTAL AGGREGATE INDEBTEDNESS	$ 4,145,092
MINIMUM NET CAPITAL REQUIREMENT, 6 2/3% OF AI	$ 276,339
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 5,723,953
NET CAPITAL LESS 10% OF AI, AS DEFINED	$ 5,585,783
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	69 %

The computation of net capital under Rule 15c3-1 as of December 31, 2013, computed by BancWest Investment Services, Inc., in its Unaudited Form X-17A-5, part II as filed with the SEC, does not materially differ from the above computations, which are based on the audited financial statements.

BANCWEST INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2013

BancWest Investment Services, Inc. (the "Company"), is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

February 27, 2014

To the Board of Directors of
BancWest Investment Services, Inc.

In planning and performing our audit of the financial statements of BancWest Investment Services, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
BancWest Investment Services, LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BancWest Investment Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2014